Exhibit 99.1

New Oriental Announces Unaudited Results for the First Fiscal Quarter

Ended August 31, 2013

Quarterly Net Revenues Increased by 15.7% Year-Over-Year

Quarterly Operating Income Increased by 33.4% Year-Over-Year

Quarterly Operating Margin Improved by 470 Basis Points Year-Over-Year to 34.9%

Quarterly Net Income Attributable to New Oriental Increased by 31.9% Year-Over-Year

Beijing, October 23, 2013 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE:EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2013, which is the first quarter of New Oriental’s fiscal year 2014.

Highlights for the Fiscal Quarter Ended August 31, 2013

•	Total net revenues increased by 15.7% year-over-year to US$388.7 million from US$335.8 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 31.9% year-over-year to US$126.5 million from US$95.9 million in the same period of the prior fiscal year.

•	Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 28.5% year-over-year to US$131.9 million from US$102.6 million in the same period of the prior fiscal year.

•	Operating income increased by 33.4% year-over-year to US$135.5 million from US$101.6 million in the same period of the prior fiscal year.

•	Non-GAAP operating income, which excludes share-based compensation expenses, increased by 30.1% year-over-year to US$140.8 million from US$108.3 million in the same period of the prior fiscal year.

•	Basic and diluted net income attributable to New Oriental per ADS were US$0.82 and US$0.81, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.85 and US$0.84, respectively. Each ADS represents one common share of the Company.

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 2.3% year-over-year to approximately 919,400 from approximately 898,900 in the same period of the prior fiscal year.

•	The total number of schools and learning centers was 713 as of August 31, 2013, down from 726 as of August 31, 2012. The total number of schools was 57 as of August 31, 2013. The number of schools and learning centers decreased by 13 in the first quarter to 713 as of August 31, 2013, down from 726 as of May 31, 2013.

Financial and Student Enrollments Summary – First Fiscal Quarter 2014

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q1 of FY2014	Q1 of FY2013	Pct. Change
Net revenues	388,663	335,829	15.7%
Net income attributable to New Oriental	126,476	95,852	31.9%
Non-GAAP net income attributable to New Oriental(1)	131,856	102,572	28.5%
Operating income	135,468	101,555	33.4%
Non-GAAP operating income(1)	140,848	108,275	30.1%
Net income per ADS attributable to New Oriental - basic	0.82	0.62	32.3%
Net income per ADS attributable to New Oriental - diluted	0.81	0.61	32.1%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)	0.85	0.66	28.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)	0.84	0.65	28.7%
Total student enrollments in academic subjects tutoring and test preparation courses	919,400	898,900	2.3%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to report strong financial results for the first quarter of fiscal year 2014 that further validate our ‘Harvest the Market’ strategy. We substantially improved profitability during the quarter, with net income growth of 31.9% year-over-year to approximately US$126.5 million, operating income growth of 33.4% year-over-year to approximately US$135.5 million, and operating cash flow growth of 55.9% year-over-year to approximately US$167.4 million. In the quarters ahead, we will continue to focus on improving operating efficiency to drive long-term healthy growth and deliver sustained shareholder value.”

Mr. Yu continued, “We maintained a healthy top-line growth rate of 15.7% year-over-year in the first fiscal quarter. While this was slightly below our initial target, we achieved this revenue growth rate despite recording lower-than-normal growth in student enrollments and closing 18 underperforming learning centers. Student enrollments in the quarter increased 2.3% year-over-year to approximately 919,400, with a number of factors dampening the growth rate. First, we continue to experience a slowdown in our legacy adult English and domestic college English test preparation business lines, which saw enrollments decrease by 14% and 6%, respectively, year-on-year. Second, we closed 18 underperforming learning centers in the quarter while opening just five new learning centers. By comparison, in the same period last year we added a net of 62 learning centers. Third, we continue to see market demand shifting towards smaller classes and VIP formats. As a result, enrollments in our large class formats declined by about 80,600 from 429,900 (or approximately 45% of our total enrollments) in the first fiscal quarter of 2013 to about 349,300 (or approximately 36% of our total enrollments) in the first fiscal quarter of 2014. Finally, our Shanghai school continued to underperform during the first quarter, with enrollments declining by about 12%.”

Mr. Yu added, “Our first fiscal quarter is the seasonally strongest quarter for our most profitable overseas test preparation business but is not a peak quarter for our rapidly growing K-12 after-school tutoring business. Looking ahead, we expect revenues and enrollments to improve considerably in the next several quarters driven by growth in K-12 after-school tutoring enrollments as students prepare for final examinations at the end of the Autumn and Spring semesters, and for the critical gaokao (college entrance examination) and zhongkao (high school entrance examination) administered in early June of each year. Furthermore, we expect to open a net of approximately 20 to 30 new learning centers for the remainder of this fiscal year, starting from this month. These will be located in certain fast growing, high profit markets and will enable us to cater to strong demand for our K-12 after-school tutoring classes in these regions.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “We are very pleased with the substantial operating efficiency gains achieved since our successful pivot from our “Occupy the Market” to our “Harvest the Market” strategy last November, as we built on our leading position as China’s preeminent language training and test preparation training school for K-College students. While we recorded slower top line growth in June, we experienced a nice rebound in demand in July and August. This has contributed to a strong deferred revenue balance of US$323.7 million at the end of the first quarter of fiscal year 2014. This represents an increase of 32.9% as compared to US$243.6 million at the end of the first quarter of fiscal year 2013. This pick-up in demand has continued into September and the first half of October where we have recorded a noticeable 8.3% increase in student enrollments year-over-year and an approximately 23% increase year-over-year in cash receipts, or cash collected in advance for enrollments, for this six-week period. As a result of this pick-up in demand, we have raised our outlook for revenue growth for the second fiscal quarter 2014 to a range of 22% to 27%.”

Mr. Hsieh continued, “In this first fiscal quarter of 2014 we also successfully improved gross margins by 110 basis points to 65.9% from 64.8% in the year ago period, while achieving operating income growth of 33.4% year-over-year and GAAP operating margin improvement of 470 basis points year-over-year to 34.9%. As a result of this stronger-than-expected performance, we have raised our GAAP operating margin target for this 2014 fiscal year to a range of 16% to 17%, representing a 320 to 420 basis point improvement from the year ago period. This compares to our previous target of 15% to 16%, or a 220 to 320 basis point improvement.”

Financial Results for the Fiscal Quarter Ended August 31, 2013

For the first fiscal quarter of 2014, New Oriental reported net revenues of US$388.7 million, representing a 15.7% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were US$353.3 million, representing a 14.8% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the first quarter of fiscal year 2014 increased by 2.3% year-over-year to approximately 919,400 from approximately 898,900 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$253.2 million, an 8.1% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$247.8 million, an 8.9% increase year-over-year.

Cost of revenues increased by 12.2% year-over-year to US$132.6 million, primarily due to increases in teachers’ compensation.

Selling and marketing expenses increased by 8.2% year-over-year to US$42.7 million. Actual brand and market promotion expenses declined approximately 3% year-over-year to approximately US$19.8 million.

General and administrative expenses for the quarter increased by 1.7% year-over-year to US$77.9 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$72.5 million, a 3.8% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 19.9% to US$5.4 million in the first quarter of fiscal year 2014 from US$6.7 million in the same period of the prior fiscal year.

Operating income for the quarter was US$135.5 million, a 33.4% increase from US$101.6 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes share-based compensation expenses, for the quarter was US$140.8 million, a 30.1% increase from US$108.3 million in the same period of the prior fiscal year.

Operating margin for the quarter was 34.9%, compared to 30.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 36.2%, compared to 32.2% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$126.5 million, representing a 31.9% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.82 and US$0.81, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$131.9 million, representing a 28.5% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.85 and US$0.84, respectively.

Capital expenditures for the quarter were US$8.6 million, which were primarily attributable to the opening of five new learning centers and renovations at older, existing learning centers.

As of August 31, 2013, New Oriental had cash and cash equivalents of US$480.6 million, as compared to US$417.2 million as of May 31, 2013. In addition, the Company had US$587.4 million in short-term investment at the end of the quarter. Net operating cash flow for the first quarter of fiscal year 2014 was approximately US$167.4 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2014 was US$323.7 million, an increase of 32.9% as compared to US$243.6 million at the end of the first quarter of fiscal year 2013.

Outlook for Second Quarter of Fiscal Year 2014

New Oriental expects its total net revenues in the second quarter of fiscal year 2014 (September 1, 2013, to November 30, 2013) to be in the range of US$202.4 million to US$210.7 million, representing year-over-year growth in the range of 22% to 27%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 23, 2013, U.S. Eastern Time (8 PM on October 23, 2013, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until October 30, 2013:

International:	+61-2-8199-0299
Passcode:	72021893

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2014 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Mr. Martin Reidy
FTI Consulting
Tel:	+86 10 8591 1060
Email:	martin.reidy@fticonsulting.com

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2013	As of May 31 2013
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	480,618	417,166
Restricted cash	2,539	1,626
Term deposits	50,366	50,035
Short term investments	587,431	504,952
Accounts receivable, net	4,225	3,530
Inventory	21,936	22,540
Deferred tax assets, current	7,153	9,025
Prepaid expenses and other current assets	73,286	59,586
Amounts due from related parties, current	2,599	2,372

Total current assets	1,230,153	1,070,832

Property, plant and equipment, net	242,732	247,262
Land use right, net	4,523	4,542
Amounts due from related party, non-current	1,001	904
Deferred tax assets, non-current	1,291	3,153
Long term deposit	12,655	12,600
Long term prepaid rent	1,040	1,259
Intangible assets	833	862
Goodwill	3,769	3,760
Long term investments	7,823	8,267

Total assets	1,505,820	1,353,441

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$8,553 and US$13,417 as of May 31, 2013 and August 31, 2013, respectively)	13,910	8,569
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$109,707 and US$121,068 as of May 31, 2013 and August 31, 2013, respectively)	150,751	131,499
Dividend payable (including dividend payable of the consolidated VIEs without recourse to New Oriental of nil and nil as of May 31, 2013 and August 31, 2013, respectively)	53,966	—
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$16,315 and US$26,183 as of May 31, 2013 and August 31, 2013, respectively)	29,001	16,472
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$13 and nil as of May 31, 2013 and August 31, 2013, respectively)	1,121	1,101
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$327,443 and US$317,984 as of May 31, 2013 and August 31, 2013, respectively)	323,745	332,194

Total current liabilities	572,494	489,835

Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$1,836 and US$1,817 as of May 31, 2013 and August 31, 2013, respectively)	1,817	1,836
Acquisition payable (including acquisition payables of the consolidated VIEs without recourse to New Oriental of US$4,518 and US$4,601 as of May 31, 2013 and August 31, 2013, respectively)	4,601	4,518

Total long-term liabilities	6,418	6,354
Total liabilities	578,912	496,189

Total shareholder’s equity	926,908	857,252
Total liabilities and shareholder’s equity	1,505,820	1,353,441

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	353,285	307,855
Books and others	35,378	27,974

Total net revenues	388,663	335,829

Operating costs and expenses (note 1):
Cost of revenues	132,609	118,216
Selling and marketing	42,692	39,470
General and administrative	77,894	76,588

Total operating costs and expenses	253,195	234,274

Operating income	135,468	101,555

Other income, net	10,228	7,739
Provision for income taxes	(18,760)	(13,035)
Loss from equity method investment	(460)	—
Income from continuing operations	126,476	96,259
Loss on discontinued operations, net of tax	—	(407)
Net income attributable to New Oriental Education & Technology Group Inc.	126,476	95,852

Net income (loss) per share attributable to New Oriental - Basic
Income from continuing operations	0.82	0.62
Loss on discontinued operations	—	(0.00)
Net income (loss) per share attributable to New Oriental - Diluted
Income from continuing operations	0.81	0.61
Loss on discontinued operations	—	(0.00)
Net income (loss) per ADS attributable to New Oriental - Basic (note 2)
Income from continuing operations	0.82	0.62
Loss on discontinued operations	—	(0.00)
Net income (loss) per ADS attributable to New Oriental - Diluted (note 2)
Income from continuing operations	0.81	0.61
Loss on discontinued operations	—	(0.00)
Other comprehensive income, net of tax	1,369	243

Comprehensive income	127,845	96,095

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	127,845	96,095

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	—
Selling and marketing	—	—
General and administrative	5,380	6,720

Total	5,380	6,720

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	77,894	76,588
Share-based compensation expense in general and administrative expenses	5,380	6,720

Non-GAAP general and administrative expenses	72,514	69,868
Total operating costs and expenses	253,195	234,274
Share-based compensation expenses	5,380	6,720

Non-GAAP operating costs and expenses	247,815	227,554
Operating income	135,468	101,555
Share-based compensation expenses	5,380	6,720

Non-GAAP operating income	140,848	108,275
Operating margin	34.9%	30.2%
Non-GAAP operating margin	36.2%	32.2%
Net income attributable to New Oriental	126,476	95,852
Share-based compensation expense	5,380	6,720

Non-GAAP net income	131,856	102,572
Net income per ADS attributable to New Oriental - Basic (note 1)	0.82	0.62
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.81	0.61
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.85	0.66
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.84	0.65
Weighted average shares used in calculating basic net income per ADS (note 1)	155,136,247	155,577,054
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,108,421	157,249,683
Non-GAAP Income per share - basic	0.85	0.66
Non-GAAP Income per share - diluted	0.84	0.65

Note 1: Each ADS represents one common share.